Exhibit 21

Subsidiaries of Great-West Life & Annuity Insurance Company

Subsidiary	Jurisdiction of Incorporation or Organization

Advised Assets Group, LLC	Colorado
Emjay Corporation	Wisconsin
Empower Securities, LLC	Colorado
FASCore, LLC	Colorado
Great-West Capital Management, LLC	Colorado
Great-West Financial Retirement Plan Services, LLC	Delaware
Great-West Trust Company, LLC	Colorado
Great-West Life & Annuity Insurance Company of New York	New York
Great-West Life & Annuity Insurance Company of South Carolina	South Carolina
GWFS Equities, Inc.	Delaware
Lottery Receivable Company One LLC	Delaware
LR Company II, L.L.C.	Delaware
Singer Collateral Trust IV	Delaware
Singer Collateral Trust V	Delaware
Westkin Properties Ltd.	California